EXHIBIT 21(a)

PLAYTEX PRODUCTS, INC.

SUBSIDIARIES OF PLAYTEX PRODUCTS, INC.

	PERCENT	JURISDICTION OF
CORPORATION	OWNERSHIP	INCORPORATION

Playtex Products, Inc.	Delaware

Playtex Manufacturing, Inc.	100%	Delaware

Playtex Sales & Services, Inc.	100%	Delaware

Playtex Investment Corp.	100%	Delaware

TH Marketing Corp.	100%	Delaware

Playtex International Corp.	100%	Delaware

Sun Pharmaceuticals Corp.	100%	Delaware

Smile-Tote, Inc.	100%	California

Playtex Limited	100%	Canada

Carewell Industries, Inc.	100%	New York

Personal Care Holdings, Inc.	100%	Delaware

Personal Care Group, Inc.	100%	Delaware

Playtex Products (Australia) Pty Ltd.	100%	Australia

Playtex Enterprise Risk Management Ltd.	100%	Bermuda

Playtex Marketing Corp.	50%	Delaware